SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

THE M PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 27, 2011

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments, at fair value	$143,605,220	$123,469,012

Receivables:
Employer contributions	3,723,662	1,795,606
Employee contributions	—	330,939
Notes receivable from participants	1,900,770	1,694,291
Accrued investment income	6,204	6,163

Total receivables	5,630,636	3,826,999

Total assets	149,235,856	127,296,011

LIABILITIES:
Return of excess employee contributions	30,459	34,498

Total liabilities	30,459	34,498

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	149,205,397	127,261,513

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,938,930

NET ASSETS AVAILABLE FOR BENEFITS	$149,205,397	$129,200,443

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$9,398,017
Employer contributions	6,785,594
Rollover contributions	1,103,691

Total contributions	17,287,302

INVESTMENT INCOME:

Net appreciation in fair value of investments	11,398,758
Interest and dividend income	2,781,526
Notes receivable repayment interest	80,158

Total investment income	14,260,442

Total Additions	31,547,744

DEDUCTIONS:

Benefits paid to participants	11,527,677
Administrative expenses	15,113

Total Deductions	11,542,790

INCREASE IN NET ASSETS	20,004,954

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	129,200,443

End of year	$149,205,397

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, Inc., Mindshare, MAXUS, Mediaedge:cia LLC, Mediacom Worldwide Inc., Beyond Interaction, IEG, Inc., Leverage Group, Inc., Catalyst and 24/7 Real Media (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. Bank of America, N.A. is the Trustee and Custodian for the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible on the first of the month following one year of continuous service and must be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, two common collective trust funds and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2010, interest rates ranged from 3.25% to 9.50% for outstanding loans.

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Prior to January 1, 2007, participants were 100 percent vested in their profit sharing contributions after 5 years of service and 100 percent vested in their matching contributions after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in their portion of profit sharing contributions after 3 years of service.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN (continued)

Vesting (continued) -

Forfeitures arising from the account balances of terminated participants are used to reduce future Employer contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2010 and 2009 were approximately $393,000 and $232,000, respectively. During 2010, approximately $233,000 of cumulative forfeitures were used to reduce employer matching contributions.

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

From January 1 to October 6, 2010 the Bank of America Retirement Preservation Trust (“BOA Trust”) was valued at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On October 6, 2010, the trustees of the BOA Trust approved a resolution to terminate the Trust and commence liquidation of its assets and adopted a liquidation basis of accounting in conformity with GAAP. Effective with the Trustee’s October 6, 2010 approval of the Resolution, the Trust terminated the wrap contracts and on October 7, 2010 the Trust’s assets were invested in short-term bond funds. As a result, the Trust assets valuation changed from contract accounting to fair value accounting.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The adoption did not have a material impact on the Plan’s financial condition or results of operations and applicable disclosures are included in these financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plan (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to “Notes receivable from participants” as of December 31, 2010 and December 31, 2009. Interest income related to participant loans has been presented as “Notes receivable repayment interest.”

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2010 and 2009, the Plan recorded a liability of $30,459 and $34,498 respectively, which were refunded to participants as required during years 2011 and 2010.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2011, the date the financial statements were available to be issued. Effective February 22, 2011, the Blackrock Retirement Reserves Money fund replaced the BOA Trust as an investment option in the Plan.

3.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS (continued)

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Bank of America, N.A. Equity Index Trust (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Bank of America, N.A. Retirement Preservation Trust (“Trust”), a common collective trust, invests primarily in short term bond funds valued at the liquidation value as described in Note 2 to the financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

		Fair Value Measurements Using
As of December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$12,101,703	$12,101,703	$—	$—
Bond fund	16,775,926	16,775,926	—	—
Money market fund	60,486	60,486	—	—
Stock funds	74,655,061	74,655,061	—	—
Common collective trusts	36,588,795	—	36,588,795	—
WPP Stock Fund	3,271,668	3,271,668	—	—
Cash and pending settlement fund	151,581	151,581	—	—

Total	$143,605,220	$107,016,425	$36,588,795	$—

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS (continued)

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$9,156,184	$9,156,184	$—	$—
Bond fund	15,191,848	15,191,848	—	—
Money market fund	258,374	258,374	—	—
Stock funds	62,456,920	62,456,920	—	—
Common collective trusts	34,094,603	—	34,094,603	—
WPP Stock Fund	2,147,626	2,147,626	—	—
Cash and pending settlement fund	163,457	163,457	—	—

Total	$123,469,012	$89,374,409	$34,094,603	$—

4.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
Description of Investment	Shares	$ Value	Shares	$ Value
Equity Index Trust XIII	801,540.6726	9,057,410	807,029.1828	7,933,097
Retirement Preservation Trust	27,531,385.0100	27,531,385	28,100,436.3000	26,161,506
American Capital World GR & Inc R4	279,026.1558	9,950,073	252,302.3823	8,583,327
American Europacific Growth R4	194,496.1734	7,912,104	175,437.2288	6,617,492
Mainstay Large Cap Growth Fund	1,939,456.7306	14,041,667	1,989,866.7713	12,456,566
Vanguard Primecap Fund	183,093.3882	12,047,545	196,409.3370	11,672,607
PIMCO Total Return Fund	1,546,168.2662	16,775,926	1,406,652.5415	15,191,848
Oppenheimer Main St. Small & Mid Cap Fund	406,875.2644	8,727,474	371,522.2556	6,464,487

During the year ended December 31, 2010, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated in value as follows:

Investment Category
Common collective trust funds	$1,171,690
Mutual funds	9,583,275
WPP Stock Fund	643,794

Net appreciation in fair value of investments	$11,398,758

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Bank of America, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2010 the Plan held 52,794 WPP plc ADSs in the WPP Stock Fund valued at $3,271,668, and at December 31, 2009 the Plan held 44,144 WPP Group plc ADSs in the WPP Stock Fund valued at $2,147,626.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

Fees incurred by the Plan for the investment management services from the Trustee were $14,310 for the year ended December 31, 2010.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries in proportion to their respective account balances.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable requirements of the IRC. Subsequently, the Plan was amended. However, the Plan Administrator believes the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable requirements of the IRC.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

2010
Net assets available for benefits per financial statements	$149,205,397
Employer contributions receivable	(3,723,662)
Excess contributions payable	30,459

Net assets available for benefits per IRS Form 5500	$145,512,194

***

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trusts:
*	Bank of America, N.A.	Equity Index Trust XIII	*	*	$9,057,410
*	Bank of America, N.A.	Retirement Preservation Trust	*	*	27,531,385

	Total common collective trusts				36,588,795

	Mutual Funds:
	The Oakmark Funds	The Oakmark Equity & Income Fund	*	*	1,577,280
	Columbia Funds	Columbia Mid Cap Value Fund Z	*	*	4,488,371
	American Funds	American Capital World GR & Inc R4	*	*	9,950,073
	American Funds	American Europacific Growth R4	*	*	7,912,104
	American Funds	American Growth Fund of America R4	*	*	1,464,128
	Eaton Funds	Eaton Vance Large Cap Value Fund	*	*	4,272,330
	Oppenheimer Funds	Oppenheimer Main St. Small & Mid Cap Fund	*	*	8,727,474
	Manning & Napier	Manning & Napier Retirement Target Income	*	*	226,682
	Manning & Napier	Manning & Napier Retirement Target 2020	*	*	1,719,397
	Manning & Napier	Manning & Napier Retirement Target 2030	*	*	1,276,607
	Manning & Napier	Manning & Napier Retirement Target 2040	*	*	2,004,213
	Manning & Napier	Manning & Napier Retirement Target 2010	*	*	389,802
	Mainstay Investments	Mainstay Large Cap Growth Fund	*	*	14,041,667
	PIMCO	PIMCO Total Return Fund	*	*	16,775,926
	Davis	Davis New York Venture CL Y	*	*	2,804,217
	Munder Funds	Munder Midcap Core Growth Fund Y	*	*	3,541,965
	Vanguard	Vanguard Windsor Fund II	*	*	5,405,187
	Vanguard	Vanguard Primecap Fund	*	*	12,047,545
	Vanguard	Vanguard Wellington Income Fund	*	*	4,907,722
	Bank of America, N.A.	FFI Government Fund	*	*	60,486

	Total mutual funds				103,593,176

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	3,271,668

	Cash and pending settlement fund				151,581

	Total Investments				143,605,220
	Notes receivable from paticipants	Interest rates from 3.25% - 9.50%			1,900,770

	Total Assets Held for Investment				$145,505,990

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 29, 2011	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm